HIGHLAND CAPITAL FIXED INCOME FUND
13455 Noel Road
Suite 1300
Dallas, Texas 75240

May 8, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:      Michael J. Shaffer

Re:	Highland Capital Fixed Income Fund Request for Withdrawal of Registration Statement on Form N-2 File No. 333-69615

Ladies and Gentlemen:

On December 23, 1998, Highland Capital Fixed Income Fund (the “Registrant”) filed a registration statement under the Securities Act of 1933, as amended, on Form N-2 to register its shares of beneficial interest. The Registrant has determined not to proceed at this time with an offering. Accordingly, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of the above-referenced registration statement.

Sincerely, HIGHLAND CAPITAL FIXED INCOME FUND (Registrant) By: /s/ R Joseph Dougherty, R. Joseph Dougherty, Senior Vice President